UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

As of December 31, 2008 and 2007 and for the
Year Ended December 31, 2008

Together with Report of Independent Registered Public
Accounting Firm

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits as of
December 31, 2008 and 2007	2

Statement of Changes in Assets Available for Benefits
for the Year Ended December 31, 2008	3

Notes to Financial Statements	4 - 17

Supplemental Schedules:

Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year) as of December 31, 2008	18 - 19

Schedule H, Part IV, Line 4a –
Schedule of Delinquent Contributions	20

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Plan Administrator (Vice President, Human Resources -
  Kennecott Utah Copper Corporation)
Kennecott Corporation Savings Plan for Hourly Employees

We have audited the accompanying statements of assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 and the supplemental Schedule of Delinquent Contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 26, 2009

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statements of Assets Available for Benefits

December 31,

	2008	2007
Assets

Investments, at fair value	$37,320,406	$58,673,209

Receivables:
Employee contributions	-	31,592
Employer contributions	882	9,580

Total receivables	882	41,172

Assets available for benefits, at fair value	37,321,288	58,714,381

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,527,210	65,110

Assets available for benefits	$38,848,498	$58,779,491

See accompanying notes to financial statements.	2

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2008

Contributions:
Employee	$2,817,484
Employer	835,194

Total contributions	3,652,678

Investment income (loss):
Net depreciation in fair value of investments	(19,891,774)
Interest and dividends	1,964,893

Total investment loss, net	(17,926,881)

Deductions from assets attributed to:
Transfers to the Rio Tinto America Inc. Savings Plan	125,147
Benefits paid to participants	5,531,018
Administrative expenses	625

Total deductions	5,656,790

Net decrease in assets available for benefits	(19,930,993)

Assets available for benefits:
Beginning of year	58,779,491

End of year	$38,848,498

See accompanying notes to financial statements.	3

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements

1. Description of the Plan
The following brief description of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) is provided for general information purposes only.  Participants should refer to the plan document and the summary plan description for more complete information.

General
The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper Corporation and its affiliates (collectively, the Company or the Employer), as defined in the plan document.  Eligible employees can participate in the Plan immediately after completing three months of continuous service.  Kennecott Utah Copper Corporation is an indirect wholly owned subsidiary of Rio Tinto America Inc., which is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent).  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 19% of their eligible compensation on a before-tax basis through payroll deductions.  Contributions are limited by the IRC, which established a maximum contribution of $15,500 ($20,500 for participants over age 50) for the year ended December 31, 2008.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches the participants’ contributions to the Plan at 50%, up to the first 6% of their eligible compensation.  Matching contributions are recorded on the date the related participant contributions are withheld.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description of the Plan Continued
Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.  Investment options include mutual funds,  a common collective trust, common stock of the Parent in the form of American Depositary Receipts (ADRs), and a stable value fund consisting of a money market fund, a common collective trust and synthetic guaranteed investment contracts.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% cliff vested after three years of credited service.  Upon death and retirement a participant becomes 100% vested.

Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution in an amount equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers
Along with the Plan, the Company employees also participate in another 401(k) plan that covers employees not represented by a collective bargaining unit (union).  If employees change from union to non-union status during the year, their account balances are transferred from the Plan to the non-union plan; namely, the Rio Tinto America Inc. Savings Plan.  For the year ended December 31, 2008, transfers out of the Plan totaled $125,147.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description Of the Plan Continued
Forfeited Accounts
Forfeited non-vested participant account balances may be used to reduce future Company contributions to the Plan.  Forfeitures were $6,068 for the year ended December 31, 2008.  Interest and dividends attributable to the forfeitures were $822 for the year ended December 31, 2008.  Losses attributable to the forfeitures were $4,641 for the year ended December 31, 2008.  As of December 31, 2008 and 2007, the balance of the forfeiture account was $16,229 and $13,980, respectively.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued
Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

During 2008 and as of the date of the accompanying independent auditors’ report, the world’s economic and financial markets have experienced significant instability and illiquidity.  These developments have impacted the fair values of many of the Plan’s investments.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year end.  Plan investments in common stock are stated at fair value based on quoted market prices.  Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date.  The fair value of the Plan’s interest in the Dwight Stable Value Fund (see detail of investments included in this fund in Note 3) is based upon the market value of the underlying securities at quoted market value or quoted share prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the fair value of investments, which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments, is presented in the statement of changes in assets available for benefits of the Plan, and totaled ($19,891,774) for the year ended December 31, 2008 (see Note 6).

Payments of Benefits Benefits payments are recorded when paid by the Plan.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued	Administrative Expenses The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Plan has several fund managers that manage the investments held by the Plan.    Fees for investment fund management services are included as a reduction of the return earned on each fund.  In addition, during the year ended December 31, 2008, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.
Participant Loans Loans are not permitted to be made to participants in the Plan.
3. Fully Benefit- Responsive Investment Contracts
The Plan’s investments include the Dwight Stable Value Fund.    The Dwight Stable Value Fund is invested in the following:

•A money market fund (TBC Pooled Employee Daily Liquidity Fund);

•A fully benefit-responsive common collective trust (the SEI Stable Asset Fund); and

•Fully benefit-responsive synthetic guaranteed investment contracts (GICs) as follows:

a. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.16%;
b. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.16%;
c. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.26%;
d. Synthetic GIC, Dwight Intermediate Core Plus Fund, no specified maturity date, 3.84%;
e. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 3.77%; and
 f. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 3.77%

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued
Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The Plan’s wrap contracts have credit ratings ranging from AA+ to AAA.  The assets underlying the wrap contracts include diversified bond portfolios.  These bond portfolios include investments in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement, but cannot be less than zero. The contract or crediting interest rates for the GICs are typically reset quarterly and are based on capital market developments, the performance of the assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund.  Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Additional inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

The fair value of the investment contracts relative to the contract value are reflected in the statements of assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” (adjustment).

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued
If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. A positive adjustment is reflected in the Plan’s statements of assets available for benefits as of December 31, 2008 and 2007 in the amount of $1,527,210 and $65,110, respectively.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

Absent the events described in the preceding paragraph, the synthetic guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued
Average duration for all investment contracts was 2.71 and 2.98 years as of December 31, 2008 and 2007, respectively.  Average yield data for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 was as follows:

Average Yields	2008	2007

Based on actual earnings	5.54%	5.62%
Based on interest rate credited to participants	4.06%	4.96%

4. Parties-in- Interest Transactions
Certain Plan investments are managed by Putnam Investments, the Plan trustee.  Therefore, these transactions are exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company.  As of December 31, 2008 and 2007, the Plan held 33,728.384 and 27,449.129 shares, respectively, of common stock of Rio Tinto plc.  During the year ended December 31, 2008, the Plan recorded dividend income of $167,227 related to these shares.

5. Global Securities Lending Program
The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common collective trust.  The Fund invests in certain collective investment funds that participate in the State Street Global Securities Lending Program (Lending Funds).  Under the State Street Global Securities Lending Program, securities held by Lending Funds are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the Borrowers).  The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least  equal to 100% of the fair value of the loaned securities.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5. Global Securities Lending Program Continued
The Borrowers are required to maintain the collateral at not less than 100% of the fair value of the loaned securities.  Cash collateral provided by the Borrowers may be invested in State Street Bank and Trust Company Collateral Funds (Cash Collateral Funds).  The Lending Funds invested cash provided by the Borrowers into the State Street Bank and Trust Company Quality Trust for SSgA Funds.

Risks and Indemnification
State Street Bank, as lending agent, indemnifies Lending Funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan.  Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

Withdrawal Safeguards
From time to time, the Trustee of the Lending Funds may exercise its rights in order to protect all participants in the State Street Bank securities lending funds.  In an effort to better ensure safety of principal and better maintain adequate liquidity, as well as achieve favorable returns for all securities lending program participants, State Street Bank has temporarily implemented withdrawal safeguards on full or partial redemptions from certain securities lending funds.

The objective of these withdrawal safeguards is to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants.  These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.  Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds.  Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust, or a combination thereof.  The Trustee continues to monitor market conditions and evaluates the need for withdrawal safeguards, as appropriate.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5. Global Securities Lending Program Continued
Investment in Cash Collateral Fund Valuation
Management of the Lending Funds regularly reviews the performance of the Cash Collateral Funds and the variation between their per unit fair values and $1.00.  The Cash Collateral Funds primarily utilize quotations from independent pricing services, quotations from bond dealers and information with respect to bond and note transactions (“pricing service information”) to determine the fair value of its investments.  Such pricing service information may also consist of quotations derived from valuation models or matrix pricing.  As of December 31, 2008, the per unit fair value was $0.93 for the State Street Bank and Trust Company Quality Trust for SSgA Funds.

For the purposes of determining transaction price for issuances and redemptions of Lending Fund units, management of the Lending Funds also evaluates additional inputs to the fair value of the Lending Funds’ investments in the Cash Collateral Funds, including among other things current market conditions, credit quality, liquidity of the Cash Collateral Funds and the assessed probability of incurring a realized loss on Cash Collateral Fund Assets.  Additionally, management of the Lending Funds evaluates the qualitative aspects of the State Street Global Securities Lending Program, including the historical performance of State Street Bank as lending agent, the Cash Collateral Funds’ investment strategy and past performance, and the expected continuing transactions price of the Cash Collateral Funds at $1.00 per unit.

Accordingly, for purposes of calculating the transaction price of the Lending Funds, management of the Lending Funds has valued its investments in Cash Collateral Funds at their per unit transaction price of $1.00.  Management of the Lending Funds will continue to review the Lending Funds participation in the State Street Global Securities Lending Program, including the appropriateness of the fair value of the Lending Funds’ investments in the Cash Collateral Funds at $1.00 per unit for transaction purposes or, alternatively, at a lower per unit fair value.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments	The Plan’s investments stated at fair value that represented five percent or more of the Plan’s assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

Assets of the Dwight Stable Value Fund:
TBC Pooled Employee Daily Liquidity Fund	$285,827	$162,873
State Street Bank & Trust Synthetic GICs	7,459,595	7,677,878
Monumental Life Insurance Company Synthetic GICs	5,324,778	5,571,169
SEI Stable Asset Fund	4,543,520	4,800,390

Total Dwight Stable Value Fund Assets	17,613,720	18,212,310

Dodge and Cox Stock Fund	3,507,307	7,173,980
Rio Tinto plc ADRs	2,998,791	11,525,889
State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund	2,456,173	4,237,044
PIMCO Total Return Fund	2,406,318	-
Harbor Capital Appreciation Fund	2,315,901	3,710,213
American Funds Europacific Growth Fund	2,085,841	-
Artisan Mid Cap Fund	1,543,159	3,079,845
Putnam International Equity Fund	-	3,877,927

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Investments at fair value:
Common stock	$(8,891,608)
Mutual funds	(9,501,585)
Common collective trusts	(1,498,581)

Net depreciation	$(19,891,774)

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments Continued
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date.

SFAS No. 157 also establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that are accessible at the measurement date for assets and liabilities.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs for the asset that are supported by little or no market activity and that are significant to the fair value of the underlying asset.

The following table summarizes the Plan’s assets measured at fair value on a recurring basis in accordance with SFAS No. 157 as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total

Money market fund	$285,827	$-	$-	$285,827
Common collective trusts	4,105,561	2,824,040	70,092	6,999,693
Mutual funds	14,251,722	-	-	14,251,722
Synthetic guaranteed investment contracts	1,021,586	10,985,689	777,098	12,784,373
Common stock	2,998,791	-	-	2,998,791
	$22,663,487	$13,809,729	$847,190	$37,320,406

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Beginning	Net realized	Net	Net transfers	Ending
balance as of	gain/(loss)	purchases/	in and/or out	balance as of
December 31, 2007	and depreciation	sales	of Level 3	December 31, 2008
$1,461,494	$(194,762)	$(319,918)	$(99,624)	$847,190

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments Continued	No adjustments were required to be made to the financial statements as a result of adopting SFAS No. 157.
7. Plan Termination
The terms of the Plan may be amended, modified or discontinued after the effective date of the Savings Plan Agreement.  Such amendment, modification or discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law, or to gain Internal Revenue Service approval.  No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted for purposes other than for the exclusive benefit of participants and/or their beneficiaries.  In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant’s account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

8. Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

9. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits as presented in the financial statements as of December 31, 2008 and 2007 to the Form 5500:
	2008	2007

Assets available for benefits as presented in the financial statements	$38,848,498	$58,779,491
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,527,210)	(65,110)

Assets available for benefits as presented in Form 5500	$37,321,288	$58,714,381

10. Delinquent Contributions
During the year ended December 31, 2008, Plan management determined that employee contributions totaling $1,131,418 had not been deposited timely to the Plan.  As of December 31, 2008, corrective earnings contributions due to the Plan were $882 (see the accompanying supplemental Schedule of Delinquent Contributions).

11.Subsequent Event	On May 1, 2009, Kennecott Utah Copper Corporation, the Plan sponsor, changed its name to Kennecott Utah Copper, LLC.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	285,827	**	$285,827

		Common Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	4,543,520	**	4,543,520
	State Street Bank and Trust Company	State Street Bank and Trust Company S&P 500 Flagship Securities
		Lending Series C Fund	148,132	**	2,456,173

		Total Common Collective Trusts			6,999,693

		Mutual Funds:
	Dodge and Cox	Dodge and Cox Stock Fund	47,160	**	3,507,307
	PIMCO	PIMCO Total Return Fund	237,309	**	2,406,318
	Harbor	Harbor Capital Appreciation Fund	99,395	**	2,315,901
	American Funds	American Funds Europacific Growth Fund	74,628	**	2,085,841
	Artisan	Artisan Mid Cap Fund	90,721	**	1,543,159
	Dodge and Cox	Dodge and Cox International Fund	28,535	**	624,927
	JP Morgan	UAM/ICM Small Company Fund	33,552	**	620,046
	Blackrock	Blackrock Small Cap Growth Equity	41,090	**	594,983
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Fund	49,623	**	522,032
	JP Morgan	JP Morgan Investor Balanced Fund	3,238		30,630

		Total Mutual Funds			14,251,144

See report of independent registered public accounting firm.	18

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.16%	143,905	**	$2,395,807
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.16%	54,666	**	949,944
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.26%	113,886	**	1,979,027

					5,324,778

	State Street Bank and Trust Company	Synthetic GIC, Dwight Intermediate Core Plus Fund,
		no specified maturity date, 3.84%	136,428	**	1,950,177

	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 3.77%	295,164	**	4,914,031
	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 3.77%	34,262	**	595,387

					5,509,418

		Total Synthetic Guaranteed Investment Contracts			12,784,373

*	Rio Tinto plc ADRs	Common Stock	33,728	**	2,998,791

*	Putnam	Pending Account		**	578

		Total Investments at fair value			$37,320,406

	* denotes a party-in-interest as defined by ERISA
	** not required as investments are participant directed

See report of independent registered public accounting firm.	19

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4a
Schedule of Delinquent Contributions

December 31, 2008

Nonexempt prohibited
Employee contributions	transactions that are	Corrective Employer
remitted late to the Plan	corrected outside VFCP	earnings contribution
$ 1,131,418	$ 1,131,418	$ 882

See report of independent registered public accounting firm.	20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

By:	/s/ Kelly D. Sanders
Name: Kelly D. Sanders
Title: Chief Operating Officer, Kennecott Utah Copper LLC

Date: June 26, 2009

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm